UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, British Columbia, V6M 4E1  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Documents included as part of this Report:

Exhibit No.	Document

99.1	Unaudited financial statements for the nine months ended May 31, 2021
99.2	Management’s Discussion & Analysis for the nine months ended May 31, 2021
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings
99.5	News Release dated July 15, 2021

EXPLANATORY NOTE

Tanzanian Gold Corp (the “Company”) is furnishing this Form 6-K to provide its nine month interim financial statements for the quarter ended May 31, 2021 and to incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration file numbers 333-226949; 333-248210; 333-250146; 333-252876; and 333-255526) and Form S-8 (Registration file number 333-234078) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN GOLD CORPORATION
(Registrant)

By:	/s/ Donna M. Moroney
Donna M. Moroney
Corporate Secretary

Date:	July 15, 2021